SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-107187, was filed on August 21, 2003. This filing relates to an Agreement and Plan of Reorganization whereby Federated Short-Term Municipal Trust (Surviving Fund) acquired all of the assets of Riggs Short Term Tax Free Bond Fund (Acquired Fund), a portfolio of the Riggs Funds, in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective September 28, 2003, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Regular Meeting held on July 10, 2003 and was also approved by Acquired Fund shareholders at a Special Meeting held on September 24, 2003.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on August 28, 2003. Form N-8f, an Application for Deregistration of Investment Companies, will be filed with the SEC on behalf of the Acquired Fund on or about March 15, 2004.